Exhibit B

Resolution of the Initial Trustee of

Apollo Multi Sector Income Fund

RESOLVED, that the Initial Trustee of the Fund hereby approves the preparation and filing with the SEC of an application for exemptive relief, with such changes as may be approved by any officer of the Fund with the advice of counsel or as may otherwise be deemed appropriate by any officer of the Fund with the advice of counsel.

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